SQUARE CHAIN CORPORATION
3609 Hammerkop Dr.
North Las Vegas, NV 89084
(727) 510-9525

June 14, 2018

United States

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:      Square Chain Corporation

  Offering Statement on Form 1-A

  Filed May 4, 2018

  File No. 024-10835

Dear Attorney Nolan:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated June 6, 2018 (the “Comment Letter”) regarding the Staff’s review of the Company’s Offering Statement on Form 1-A submitted May 4, 2018 (File No. 024-10835) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Form 1-A

Risk Factors, page 4

1.	We note that the subscription agreement contains an exclusive forum provision and a waiver of the right to a trial by jury. Please provide a risk factor that highlights the impact of each provision on shareholder rights. Further, specifically state whether the waiver of the right to a trial by jury also applies to claims under the U.S. federal securities laws.

Response: In response to the Staff’s comments, this provision has been omitted in the Subscription Agreement:

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

2.	Your bylaws indicate that shareholders may only remove directors for cause or by the affirmative vote of stockholders representing at least 66 2/3% of the outstanding stock entitled to vote thereon. Please provide a risk factor that highlights the impact of this provision on shareholder rights.

Response: In response to the Staff’s comments, this provision has been amended as follows:

Directors may be removed only for cause, as provided from time to time by the Nevada General Corporation Law as then in effect, or by affirmative vote of stockholders representing a majority of the outstanding stock entitled to vote thereon.

Dilution, page 26

3.	Please disclose the material dilution that purchasers in this offering will experience based on the difference between the offering price and the effective cash cost to officers and directors for shares acquired by them during the past year. In this regard, we note that the effective cash cost of the shares of common stock that were issued to Mr. Parker on April 5, 2018, is not determinable, because you do not disclose the aggregate consideration for which the unregistered securities were issued.

Response: In response to the Staff’s comments, the following has been added.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the quarter ended March 31, 2018, the Company’s President, CEO, CFO, Secretary and Chairman of the Board, Mr. Jeffrey J. Parker, provided advances to the Company for working capital purposes for a total of $73,978 in related party advances currently outstanding due upon demand. On March 27, 2018, the Company issued an 5% unsecured promissory note to Mr. Parker in the amount of $73,978. As of June 7, 2018, $73,978 was outstanding with accrued interest of $719.51 which is reflected as accounts payable and notes payable – related party in the accompanying unaudited balance sheets. Please see Note- 9.2 Related party balances for further information.

On April 15, 2018, the Company issued 7,500,000 shares of its common stock to Jeffrey J. Parker for his acceptance of the roles of Chief Executive Officer, Chief Financial Officer and Chairman of the Board. Mr. Parker was not required to purchase the shares thus his cost basis is $0. On the date of issuance, the Company’s common stock closed at $.05, which equates to a valuation of $375,000. If the same number of shares were to be purchased through the Company’s offering statement, the cost basis to the purchaser would be $.05 per share for a total of $375.000.

Percentage Ownership Not Including Certain Shares

Share Structure	Number of Shares Outstanding	Percent of Class Before Offering	Percent of Class After Offering
Shares outstanding prior to offering (a)	178,748,501	100.00%	69.35%
Shares offered in offering (b)	80,000,000	0.00%	30.65%
Total shares	258,748,501	100%	100%

(a)	Shares outstanding prior to the Offering Statement not including the 7,500,000 shares issued to Jeffrey J. Parker.
(b)	Total shares outstanding after the offering equals 258,748,501 and assumes that all shares in the offering are sold.

Percentage Ownership Including All Shares Issued and Outstanding

Share Structure	Number of Shares Beneficially Owned	Percent of Class Before Offering	Percent of Class After Offering
Shares outstanding prior to offering (a)	178,748,501	95.97%	67.14%
Shares issued to Jeffrey J. Parker	7,500,000	4.03%	2.81%
Shares offered in offering (b)	80,000,000	0%	30.05%
Total shares	266,248,501	100%	100%

(a)	The 7,500,00 shares issued to Jeffrey J. Parker included in the Percent of Class Before and After Offering
(b)	Total shares outstanding after the offering equals 266,248,501 and assumes that all shares in the offering are sold.
(c)	Purchasers of the shares in the offering statement are diluted by 0.60% due to the 7,500,000 shares issued to Mr. Parker

Business

Our Business, page 32

4.	You state that you believe you can achieve “higher operating profits than the industry average” through your blockchain business segments. Please provide support for this belief.

Response: In response to the Staff’s comments, the Company has removed this language from its corporate website and from the Company’s offering statement.

Certain Relationships and Related Party Transactions, page 45

5.	You state that no reportable transactions have occurred during the last two completed fiscal years and the current fiscal year. We note, however, your disclosure in Note 9 to the financial statements on page F-15 that Mr. Parker executed a note to you in the amount of $73,978 on March 27, 2018. In light of the fact that the amount of such transaction exceeded $50,000, which is the amount that is applicable to you as a Tier 1 issuer, please also disclose this information in this section of the offering circular. Refer to Item 13(a) of Form 1-A. Further, file the note as an exhibit to the offering statement pursuant to Item 17.6(b) of the form.

Response: In response to the Staff’s comments, the Company has added this disclosure under “INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS” on page 46 of the offering statement and included the note as an exhibit.

Signatures, page F-18

6.	We note that the offering statement has not been signed by the company. Please revise. Refer to Instruction 1 to the Signatures section of Form 1-A.

Response: The amended filing has been so signed.

General

7.	The cover page and subscription agreement state that there is no minimum offering condition. On page 28, however, you indicate that there is such a condition. Please reconcile.

Response: In response to the Staff’s comments, the section now reads:

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate if the Maximum Offering is reached or, if it not is reached, on the Termination Date.

8.	You disclose in the risk factors that you may hold or acquire cryptocurrencies for your own account. Please disclose the digital assets that you intend to hold or acquire. Provide a detailed description of the process and framework that you will use to determine whether any digital assets that you may hold or acquire are securities as defined in Section 2(a)(1) of the Securities Act of 1933. Please also tell us how you intend to update your offering circular if and when you hold or acquire digital assets.

We expect you to continually evaluate your status as an investment company under the Investment Company Act of 1940 and to take steps to maintain amounts of digital assets that are securities that would not require you to register as an investment company or to register as an investment company if your digital asset holdings that are securities exceed a permitted level.

Response: In response to the Staff’s comments, the Company has revised its offering statement to reflect that it does not intend on holding or acquiring cryptocurrencies for its own account

9.	We note that you identify certain entities as your competitors throughout the offering circular. Given the existing nature of your new business, it appears that there is no basis for characterizing such entities as your competitors. Please revise.

Response: In response to the Staff’s comments:

The section on Competition formerly read:

Competition

Square Chain Corporation is pursuing a business strategy with unique characteristics compared to peer companies. Nevertheless, in addition to Square Chain Corporation, there are several other companies targeting investments in blockchain applications that are currently being developed. Our larger competitors will include Amazon Web Services which has Blockchain Template, a “blockchain-as-a-service” offering that competes with similar products from Oracle and IBM. Chinese technology companies offering blockchain platforms include Huawei, Baidu and Tencent. Please see Risk Factors – “We may not be able to compete successfully with other established companies offering the same or similar services . . . .” for further information.

Other public companies investing in the blockchain technologies sector that we are competing with include: Millennium Blockchain, BTCS, Inc., Global Blockchain Technologies Corp., Marathon Patent Group, Inc., MGT Capital Investments, Inc., Pareteum Corporation and Riot Blockchain. Privately help companies include: Avalon Life, Bitfury and 21, Inc.

Our potential competitors may have greater resources, better access to capital, longer histories, more intellectual property and lower cost operations.

They may secure better terms during the investment negotiation process, make strategic decisions more quickly than us and devote more capital to better performing investments than we do.

Other companies also may enter into business combinations or alliances that strengthen their competitive positions.

In response to the Staff’s comments, the Company has revised its offering statement not to include certain specific competitors. Please note the changes in the “Risk Factors” section pages 7 and 19.

This section now reads:

Competition

Square Chain Corporation is pursuing a business strategy that will put it into competition with large companies targeting investments in blockchain applications that are currently being developed, including American and Chinese technology companies offering blockchain platforms. Please see Risk Factors – “We may not be able to compete successfully with other established companies offering the same or similar services . . . .”

Our potential competitors may have much greater resources, better access to capital, longer histories, more intellectual property and lower cost operations.

10.	Please clearly disclose whether the Ethereum blockchain-based applications that you anticipate developing and acquiring will involve the creation and issuance of tokens. In this regard, we note your statement on page 33 that “[i]n order to be fully leveraged, blockchain tokens need to be in the hands of hundreds of millions of people.” Please also provide risk factors regarding your reliance on another blockchain network for your business. For example, disclose the risks and consequences to the company if the Ethereum blockchain were to cease to function, slow down in functionality, or fork.

Response: In response to the Staff’s comments, the Company has revised its offering statement to reflect that it does not intend on creating or issuing tokens or participating in Initial Coin Offerings (“ICO”). Furthermore, the blockchain-based applications the Company anticipates on developing will not involve token creation or ICOs.

The Company has revised its “Risk Factors” section to disclose the risks and consequences to the Company in the event the Ethereum blockchain were to cease to function, slow down in functionality or fork.

11.	You disclose on pages 23 and 31 that you “expect to elect to become” a public reporting company under the Securities Exchange Act of 1934 “upon the completion of this offering,” and on page 51, you state that you “will be required” to file periodic reports, proxy statements, and other information pursuant to the Exchange Act at such time. Please tell us whether you intend to file an Exchange Act registration statement to become a reporting company under Section 12 of the Exchange Act. Further, we note that as a Tier 1 issuer, you will not be subject to the periodic and current reporting requirements under Rule 257(b) of Regulation A. Therefore, please revise to remove any indication that you otherwise “will be required to publicly report on an ongoing basis” under Regulation A.

Response: In response to the Staff’s comments:

The following has been deleted:

Upon the completion of this Offering, we expect to elect to become a public reporting company under the Exchange Act, and thereafter publicly report on an ongoing basis as an “emerging growth company” under the reporting rules set forth under the Exchange Act. If we elect not to do so, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this Offering, we expect to elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any July 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

The following has been added:

Upon completion of this offering, we will not be subject to the current and periodic reporting requirements.

As a Regulation A, Tier 1 issuer, you will not be subject to the periodic and current reporting requirements under Rule 257(b) of Regulation A.

The following has been deleted from page 31:

Relaxed Ongoing Reporting Requirements

Upon the completion of this Offering, we expect to elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any July 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

The following has been added:

Upon completion of this offering, we will not be subject to current and periodic reporting requirements. As a Regulation A, Tier 1 issuer, we will not be subject to the periodic and current reporting requirements under Rule 257(b) of Regulation A.

12.	We note that you have no assets and your operations appear to have been primarily organizational since you discontinued previous operations as of March 5, 2018. As such, it appears that you may be a shell company pursuant to Rule 405 of the Securities Act. Please disclose your shell company status on the offering circular cover page and add a risk factor that highlights the consequences of shell company status, or advise. Discuss the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact of the unavailability of Rule 144 on your ability to attract additional capital. Furthermore, your discussion of the general uses of blockchain is not consistent with your current activities and business plans. Please focus your discussion on your plans, the costs of implementing them, and the challenges that you may face rather than on the possible uses of blockchain technology.

Response: In response to the Staff’s comments:

The following has been added to the cover page:

We are a shell company pursuant to Rule 405 of the Securities Act. This will have a material impact on our ability to attract additional capital. See “Risk Factors – We are a shell company pursuant to Rule 405 of the Securities Act. This may impact our ability to attract additional capital.”

The following risk factor has been added:

We are a shell company pursuant to Rule 405 of the Securities Act. This may impact our ability to attract additional capital.

We have no assets and our operations appear to have been primarily organizational since we discontinued previous operations as of March 5, 2018. We are a shell company pursuant to Rule 405 of the Securities Act. The consequences of shell company status may affect our ability attract additional capital. Under SEC Rule 144 restricted and control securities may be resold in reliance on Rule 144 unless and until the company has has ceased to be a shell company, is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, during the preceding 12 months and has filed current “Form 10 information” with the SEC reflecting its status as an entity. When these conditions are satisfied, then those securities may be sold subject to the requirements Rule 144 after one year has elapsed from the date that the issuer filed “Form 10 information” with the SEC.

The unavailability of Rule 144 may affect our ability to attract additional capital as investors may not be willing to purchase restricted or control securities unless they can sell under Rule 144.

The following has been added to Our Business description beginning on page 32:

Under its most recently discontinued business model, the Company carried out business operations through its prior wholly owned Hong Kong subsidiary Asia Travel Ltd (Hong Kong) (formerly named “Realgold Venture Pte Limited”) and its affiliated entities in China including Zhuhai Tengda International Travel Agency Co., Ltd and Zhuhai Tengda Business Hotel Co., Ltd. Through its subsidiary and affiliated entities, Square Chain Corporation provided travel related services throughout Asia, including online travel platforms and services, online hotel and flights booking and reservation services, managing and operating hotels including Zhuhai Tengda Business Hotel and Tengda Mansion. Asia Travel Corporation’s business model is unique as it generates revenues from diverse revenue streams by providing various travel services and acquiring various assets, which distinguishes Asia Travel Corporation from other travel service providers and put it at the competitive edge.

In March 2018, the Board of Directors elected to shift the Company’s business model to concentrate on business opportunities within blockchain technology. Square Chain has designed a multi-faceted business model to take advantage of the significant emerging opportunities being developed utilizing blockchain technology. The opportunities we have identified to date cross many industries such as real estate, finance, shipping/logistics and healthcare. We have associated ourselves with leading experts in the field of blockchain technologies, allowing for a broad overview of exciting software applications with significant opportunities for in-house development. The applications we have identified early in their development will drive our growth.

Through the operations of its blockchain business segment, Square Chain Corporation believes it can develop direct business relationships and opportunities to participate in operating projects that directly benefit from blockchain technology.

Unlike most companies pivoting into the blockchain space, Square Chain Corporation is not pursuing ownership in cryptocurrencies or tokens. Likewise, Square Chain has no plans to pursue, or participate, in any type of an ICO. We do not have the management systems in place to manage the custodial obligations coins and tokens present. Furthermore, the Company has no plans to enter the increasingly crowded arena of cryptocurrency mining.

Our goal is to develop blockchain applications internally, participate in third party blockchain application development and invest in companies developing blockchain applications that solve real world industry pain points for specific businesses. Our revenue will be derived from the sale of our blockchain applications through B to B software distribution channels, monetizing investments in blockchain applications developed by third parties and participating in business opportunities via joint ventures or partnerships with existing companies that can benefit from blockchain applications we provide.

The company has identified an industry that has the potential to take advantage of the capabilities and goals of blockchain technology. We have had preliminary discussions with an expert and current 30-year participant in the direct response television industry (DRTV) to conduct a study to determine potential blockchain applications that can solve operational pain points in his business, as well as the industry in general. The areas of interest for this study that can determine a successful DRTV program include:

●	Media

●	Inbound Call Centers

●	Offers

●	Back-end Optimization

●	Fulfillment

●	Merchant Processing

●	Budgeting & Scheduling

●	Creative Direction

●	International Distribution

●	Retail Distribution

Within these areas of interest of a successful DRTV program, we will be particularly interested in the areas of inbound call centers and the integrity of the ordering process, customer data integrity, fulfillment logistics, including inventory management, global supply chain issues and payment systems.

Upon funding, we will commence a white paper study project by hiring a blockchain consulting group already identified to conduct a thorough review of the DRTV business mentioned above. The study will include extensive discussions with the DRTV’s management team to gain a detailed perspective about their business operations, including in depth details of particular pain points that can be improved upon through blockchain technology. We have determined that this white paper study will take 30 to 60 days and cost an estimated $12,000 - $18,000.

If the study concludes that blockchain technology applications can be developed to address these operational challenges, then we would begin the process of hiring a blockchain applications developer to develop an application, or multiple applications, incorporating the solutions. If the application(s) proves to be successful, then Square Chain could market the product(s) to other industry participants.

Secondarily, as part of this study, Square Chain is in exploratory discussions with the local identified company to participate in a DRTV product and product launch. This would allow us to actively participate in the entire DRTV process, offering us the insight to know the industry needs inside and out, and increasing the likelihood of a successful blockchain application(s) product(s) roll out to the industry.

The estimated cost for a DRTV project is $175,000. The components of this investment would include:

●	Infomercial production costs
●	On-air talent costs
●	Media time slot purchases
●	Initial inventory costs
●	Ecommerce product website costs
●	Call center set up costs
●	Fulfillment set up costs

The challenges we will encounter with our initial project and beyond will include:

●	General market acceptance of a potential DRTV blockchain application(s)
●	Identifying companies willing to undertake the process of sharing their internal business processes in order to develop a blockchain benefits white paper study
●	Hiring the right blockchain developer for the specific task
●	Incorporating the block chain application into the existing business model may be costly and disruptive in the beginning
●	Our partner companies will need to have the proper staff to solve roadblocks as we launch the application

13.	Your references to Rule 251(d)(2)(i)(C) of Regulation A on the cover page and in Section 4 of the subscription agreement indicate that you are pursuing a Tier 2 offering. We note, however, that your offering statement in Part I of the form indicates that you are pursuing a Tier 1 offering. Please reconcile, and to the extent you are not pursuing a Tier 2 offering, revise to remove any suggestion to the contrary.

Response: In response to the Staff’s comments:

The following has been removed from the Offering Circular:

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

The revised Subscription Agreement has been filed as an Exhibit.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me at (727) 510-9525.

Sincerely,

/s/ Jeffrey J. Parker
Jeffrey J. Parker,
President

Cc: John E. Lux, Esq.